Redfin Corporation
1099 Stewart Street, Suite 600
Seattle, WA 98101
July 16, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention	Sonia Gupta Barros, Assistant Director

Re:	Redfin Corporation
Registration Statement on Form S-1 (File No. 333-226187) filed on July 16, 2018
Requested Date: July 18, 2018
Requested Time: 4:00 PM Eastern Time
Ms. Barros:
Redfin Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-captioned Registration Statement on Form S-1 to the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
The Registrant requests that it be notified of such effectiveness by a telephone call to Charles Lee at (206) 576-5910 or, in his absence, Anthony Kappus at (206) 435-7233.
[signature page follows]

Sincerely,

REDFIN CORPORATION

By:	/s/ Chris Nielsen
Chris Nielsen
Chief Financial Officer

cc:	Glenn Kelman, Chief Executive Officer
Anthony Kappus, General Counsel and Secretary
Redfin Corporation
Alan C. Smith
David Michaels
James Evans
Niki Fang
Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]